UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549


                             SCHEDULE 13D

               Under the Securities Exchange Act of 1934
                           (Amendment No. 1)*

                        Fidelity Federal Bancorp
-------------------------------------------------------------------------------
                            (Name of Issuer)

                              Common Stock
-------------------------------------------------------------------------------
                     (Title of Class of Securities)

                               315921106
-------------------------------------------------------------------------------
                             (CUSIP Number)

                         Barry A. Schnakenburg,
       8701 Petersburg Road, Evansville, IN 47711 (812) 425-2428
-------------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive
                      Notices and Communications)

                                Various
-------------------------------------------------------------------------------
        (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

  CUSIP NO. 315921106                                        PAGE 2 OF 6 PAGES
            ---------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Barry A. Schnakenburg
      Social Security Number - ###-##-####
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      BK, PF and AF
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]


------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF
                          128,180
      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY             139,435
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING
                          128,180
      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH
                          139,435
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      267,615
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
      [_]

------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      8.33%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
      INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
  (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                                  Page 3 of 6 Pages

                 INFORMATION ATTACHMENT TO SCHEDULE 13D

ITEM 1.  SECURITY AND ISSUER.
-----------------------------
 Unchanged from initial Schedule 13D.

ITEM 2.  IDENTITY AND BACKGROUND.
---------------------------------
 Unchanged from initial Schedule 13D.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
-----------------------------------------------------------
     Mr. Schnakenburg used bank loans, personal funds and funds owned by his affiliated companies to make the purchases described in this Amendment No. 1 to Schedule 13D. The bank loans were provided by Citizens National Bank of Evansville, 20 NW 3rd Street, P.O. Box 778, Evansville, Indiana 47705.

ITEM 4.  PURPOSE OF TRANSACTION.
--------------------------------
     The shares identified in this Amendment No. 1 to Schedule 13D were purchased for investment purposes.

     Mr. Schnakenburg currently serves on the board of directors of the Issuer. Other than actions which may be taken in his capacity as a director of the Issuer, Mr. Schnakenburg does not have nor is he aware of any plans or proposals which relate or would result in (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.
----------------------------------------------

     (a) The aggregate number of shares beneficially owned by Mr.
         Schnakenburg is 267,615 shares, or 8.33% of the outstanding common stock of the issuer.

                                                       Page 4 of 6 Pages

     (b) Mr. Schnakenburg has the voting and disposition powers as identified on Lines 7-10 on the Cover Page of this Amendment No. 1 to Schedule 13D:

                sole voting power - 128,180 shares
                shared voting power - 139,435 shares
                sole dispositive power - 128,180 shares
                shared dispositive power - 139,435 shares

     (c) As reflected on Mr. Schnakenburg's Form 4s, the transactions effected since the most recent filing on Schedule 13D are as follows:

          1. On January 10, 1995, Mr. Schnakenburg transferred warrants representing 6,000 shares to BOAH, Associates, an affiliate of Mr. Schnakenburg. On the same date, Mr. Schnakenburg sold warrants representing 5,880 shares to his father, Otto Schnakenburg. On the same date, Otto Schnakenburg, transferred the purchased warrants representing 5,880 shares to BOAH, Associates.

          2. On January 31, 1995, Mr. Schnakenburg purchased warrants representing 9,000 shares for $9,000.

          3. On February 15, 1995, Mr. Schnakenburg received from the Issuer options representing 3,000 shares.

          4. On April 14, 1995, the issuer declared a 2.1 for 1 stock dividend. The following shares were issued as part of the dividend.

               Person or Entity Receiving Shares                   Shares
               ---------------------------------                   ------
               Barry, Inc., an affiliate of Mr. Schnakenburg       24,887
               BOAH, Associates - warrants representing            13,068
               Mr. Schnakenburg- warrants representing              9,900
               Mr. Schnakenburg- options representing               3,300
               U.S. Industries Group, Inc., affiliate
                 of Mr. Schnakenburg                               11,880
               Darby Schnakenburg (Mr. Schnakenburg's wife)           770
               Diana Schnakenburg (Mr. Schnakenburg's daughter) 1,320 Margaret Schnakenburg (Mr. Schnakenburg's daughter) 1,320
               Will Schnakenburg (Mr. Schnakenburg's son)           1,320
               Otto Schnakenburg                                   27,610

          5. On May 19, 1995, Otto Schnakenburg purchased 1,600 shares at $12.88 per share.

          6. On April 30, 1995, BOAH, Associates exercised warrants representing 24,948 shares at $6.85 per share.

                                                       Page 5 of 6 Pages

          7. On August 25, 1995, Otto Schnakenburg purchased 12,810 shares at $9.82 per share.

          8. On May 27, 1996, the issuer declared a ten percent (10%) stock dividend. The following shares were issued as part of the dividend.

               Person or Entity Receiving Shares            Shares
               ---------------------------------            ------
               Barry, Inc.                                   4,751
               BOAH, Associates                              2,494
               Mr. Schnakenburg- warrants representing       1,890
               Mr. Schnakenburg- options representing          630
               U.S. Industries Group, Inc.                   2,268
               Darby Schnakenburg                              147
               Diana Schnakenburg                              252
               Margaret Schnakenburg                           252
               Will Schnakenburg                               252
               Otto Schnakenburg                             6,712

          9. On February 21, 1997, the following entities and individuals purchased warrants as follows:

               Person or Entity              Shares             Cost
               ----------------              ------             ----
               Barry, Inc.                    6,468          $ 9,702.00
               Mr. Schnakenburg              24,948          $37,422.00
               U.S. Industries Group, Inc.    6,468          $ 9,702.00
               Darby Schnakenburg             4,158          $ 6,237.00
               Diana Schnakenburg             1,386          $ 2,079.00
               Margaret Schnakenburg          1,386          $ 2,079.00
               Will Schnakenburg              1,386          $ 2,079.00

         10. On June 2, 1997, BOAH, Associates purchased warrants representing 6,468 shares from Barry, Inc. for $9,702. On the same date, BOAH, Associates purchased warrants representing 6,468 shares from U.S. Industries Group, Inc. for $9,702.

         11. On September 29, 1997, the following entities and individuals exercised warrants as follows:

                                                          Exercise
               Person or Entity           Shares           Price
               ----------------           ------          --------
               BOAH, Associates           12,936            $4.04
               Mr. Schnakenburg           45,738            $4.04
               Darby Schnakenburg          4,158            $4.04
               Diana Schnakenburg          1,386            $4.04
               Margaret Schnakenburg       1,386            $4.04
               Will Schnakenburg           1,386            $4.04

                                                       Page 6 of 6 Pages

         12. On October 31, 1997 Otto Schnakenburg exercised warrants representing 277 shares at $3.70 per share.

         13. On November 19, 1997, the Issuer granted Mr. Schnakenburg options for 5,000 shares with an excercise price of $10.81 per share.

     (d) No person is known by Mr. Schnakenburg to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities except for the shares in which Mr. Schnakenburg has shared voting and/or dispositive power.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
------------------------------------------------------------------------------
     There are no contracts, arrangements, understandings, or relationships (legal or otherwise) between Mr. Schnakenburg and any person with respect to any securities of the Issuer, except for power-of-attorney pursuant to which Mr. Schnakenburg has the voting and dispositive rights with respect to shares of stock owned by Mr. Schnakenburg's father filed with the original Schedule 13D.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.
------------------------------------------
     Unchanged from initial Schedule 13D.


SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


November    , 1996
         ---                               --------------------------------
                                                     Signature



                                           --------------------------------
                                                 Barry A. Schnakenburg



SS-140231-1

                 APPENDIX OF PREVIOUSLY FILED SCHEDULE



                             UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549


                             SCHEDULE 13D

               Under the Securities Exchange Act of 1934
                           (Amendment No.  )*

                        Fidelity Federal Bancorp
-------------------------------------------------------------------------------
                            (Name of Issuer)

                              Common Stock
-------------------------------------------------------------------------------
                     (Title of Class of Securities)

                               315921106
-------------------------------------------------------------------------------
                             (CUSIP Number)

                         Barry A. Schnakenburg,
       8701 Petersburg Road, Evansville, IN 47711 (812) 425-2428
-------------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive
                      Notices and Communications)

                           December 19, 1994
-------------------------------------------------------------------------------
        (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

  CUSIP NO. 315921106                                        PAGE 2 OF 9 PAGES
            ---------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Barry A. Schnakenburg
      Social Security No.  ###-##-####
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      N/A
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]


------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF
                          38,805
      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY             35,900
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING
                          38,805
      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH
                          35,900
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      74,705
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
      [_]

------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      7.3%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
      INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
  (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                                  Page 3 of 9 Pages


ITEM 1.  SECURITY AND ISSUER.
-----------------------------
Common Stock $1,00 par value.

Fidelity Federal Bancorp (the "Issuer")
18 N.W. 4th Street
P.O. Box 1347
Evansville, Indiana 47706-1347

ITEM 2.  IDENTITY AND BACKGROUND.
---------------------------------
     (a) Barry Allan Schnakenburg

     (b) 8701 Petersburg Road, Evansville, Indiana 47711

     (c) President, U.S. Industries Group, Inc. U.S. Industries Group, Inc. is a sheet metal and roofing contractor located in Evansville, Indiana.

(d) & (e) Mr. Schnakenburg has never been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding and violation with respect to such laws.

     (f) United States of America

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
-----------------------------------------------------------
No funds will be expended pursuant to the transaction increasing Mr. Schnakenburg's ownership to more than 5% of the Issuer. See response to
Item 4 below. For previous purchases, Mr. Schnakenburg has used personal funds or borrowed funds, or funds from companies which Mr. Schnakenburg controls. Mr. Schnakenburg anticipates any future acquisitions will be funded in the same manner.

ITEM 4.  PURPOSE OF TRANSACTION.
--------------------------------
The filing of this Schedule 13D is required as a result of the execution by Mr. Schnakenburg's father of a power of attorney pursuant to which Mr. Schnakenburg pbtained voting and dispositive rights with respect to shares of stock owned by Mr. Schnakenburg's father.

Mr. Schnakenburg currently serves on the board of directors of the Issuer. Other than actions which may be taken in his capacity as a director of the Issuer, Mr. Schnakenburg does not have nor is he aware of any plans or proposals which relate or would result in (a) the acquisition by any person of additional securities of the Issuer, or the disposition of the securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
(d) any change in the present board of

                                                  Page 4 of 9 Pages

directors or management of the Issuer, including any plans or proposals to change the number of term directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
(h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of the registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.
----------------------------------------------

     (a) 74,705 shares beneficially owned (7.3%).

     (b) sole voting power - 38,805 shares
         shared voting power - 35,900 shares
         sole dispositive power - 38,805 shares
         shared dispositive power - 35,900 shares

     (c) Other than the increase in beneficial ownership caused by the execution of the power of attorney as described in Item 4 above and the purchase of 100 shares at $18.00 per share for investment purposes by Mr. Schnakenburg's wife on October 24, 1994, there have been no transactions in the class of securities reported on that were effected during the past 60 days by Mr. Schnakenburg.

     (d) No person if known by Mr. Schnakenburg to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities except for the shares in which Mr. Schnakenburg has shared voting and/or dispositive power.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
------------------------------------------------------------------------------
There are no contracts, arrangements, understandings, or relationships
(legal or otherwise) between Mr. Schnakenburg and any person with respect to any securities of the Issuer, except for power-of-attorney discussed in Item 4 above.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.
------------------------------------------
See the power of attorney executed by Otto H. Schnakenburg on December 19, 1994, appointing Barry A. Schnakenburg as his attorney-in-fact for the purpose, among other, of voting stock held by Otto H. Schnakenburg.


/s/ Barry A. Schnakenburg
--------------------------
Signature

                                                  Page 5 of 9 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 19, 1994
         --

--------------------------
Signature

/s/ Barry A. Schnakenburg
--------------------------
Barry A. Schnakenburg

                                                  Page 6 of 9 Pages

                   GENERAL DURABLE POWER OF ATTORNEY
                   ---------------------------------
             AND APPOINTMENT OF HEALTH CARE REPRESENTATIVE
             ---------------------------------------------

        KNOW ALL MEN BY THESE PRESENTS, that I, OTTO H. SCHNAKENBURG, of 1347 Timberlake Road, Evansville, Vanderburgh County, Indiana, 47710, whose Social Security No. is ###-##-####, do hereby appoint BARRY A. SCHNAKENBURG, of 8701 Petersburg Road, Evansville, Vanderburgh County, Indiana, 47711, my Attorney-in-Fact for me on my behalf, and for my use and benefit. In doing so, I grant my Attorney-in-Fact the following:

       POWERS OVER REAL ESTATE, PERSONAL PROPERTY AND CONTRACTS.

        1. To exercise or perform any act, power, right, or obligation whatsoever that I now have, or may hereafter acquire the legal right, power or capacity to exercise or perform in connection with; arising from, or relating to any person, transaction, thing, real or personal, tangible or intangible, or matter whatsoever;

        2. To collect, receive and hold debts, accounts, notes, stock certificates, bonds, certificates of deposit, annuities, pension and retirement benefits, insurance benefits, any and all documents of title,. personal and real property, intangible and tangible property and property rights which I now own or hereafter acquire, and take all lawful means in my name for the collection and recovery thereof, and to make, execute, and deliver in my name, all endorsements, releases, receipts or other sufficient discharges for the same;

        3. To lease, purchase and acquire any real or personal property, tangible or intangible, on such terms and conditions, and under such covenants, as my Attorney-in-Fact shall deem proper;

        4. To sell or convey any property, real, personal or mixed owned by me. In the sale of real estate, I authorize my Attorney-in-Fact to convey the same by General Warranty Deed, Special Warranty Deed, Quit-Claim Deed, Conditional Sales Contract or other conveyance to convey all or any part of my interest in any of my real estate as my Attorney-in-Fact shall determine;

        5. To mortgage, pledge, hypothecate and give security interests in any and all real estate and/or personal property owned by me.

        6. To conduct and transact any and all lawful business of whatever nature or kind for me, on my behalf, and in my name;

        7. To file all state, local and federal tax returns of every kind; to file for tax refunds; to sue for taxes erroneously collected; to compromise and settle all tax liabilities and to pay all taxes of every kind lawfully due;

                                                  Page 7 of 9 Pages

        8. To pay for all costs for maintenance, care, medical, nursing and dental services, food, clothing and shelter and for necessary incidentals and to pay all other just debts and liabilities which from time to time may be incurred by me or may be incurred upon my behalf;

        9. To sell and redeem any and all United States of America Obligations, including but not limited to United States Series E Bonds, United States Series H Bonds, United States Series EE Bonds, United States Series HH Bonds, Treasury Notes and any and all obligations of the United States of America;

        10. To enter any safety deposit box in my name and to add to or remove the contents;

        11. To make gifts on my behalf to any person or entity not to exceed the annual per donee gift tax exemption under Internal Revenue Code, as amended in the future and not to exceed One Thousand Dollars ($1,000) to charitable entities;

        12.     To sue to enforce any legal rights I may have;

        13. I nominate my Attorney-in-Fact to serve as the guardian of my person and/or estate or as conservator if one is necessary;

        14.     My Attorney-in-Fact:

                (a) shall be reimbursed for all reasonable expenses and may charge a reasonable fee for services, but my attorney-in-fact shall notify me in writing of the amount claimed as compensation for services not later than twelve (12) months after the services are rendered and before such charge or fee is paid;

                (b) shall be liable only for willful default, gross misconduct, or fraud and not for errors of judgement;

                (c) May employ any legal, accounting, brokerage or investment counseling firm, including those in which my Attorney-in-Fact may be associated and pay both the firm and such attorney-in-fact reasonable fees for services.

                        HEALTH CARE APPOINTMENT.

        15. I hereby appoint my Attorney-in-Fact as my representative for health care under Indiana Code Section 16-36-1-1 through 14.

My health care representative shall have the broadest powers conferred by law to consent or withhold my consent to health care, including any medical care, treatment, service, or procedure to maintain, diagnose, treat or provide for my physical and mental well being including the providing or consent, or the refusal to provide or consent to nutrition and hydration

                                                  Page 8 of 9 Pages

through intravenous endotracheal or nasogastric tubes and to provide or consent, or to refuse to provide or consent to, medication, artificial means or other heroic measures if there is no reasonable expectation of my recovering from extreme medical or physical disability. I request that my health care representative give my consent to such medical care to keep me as free from pain, or reduce any pain, as may be reasonably possible, again excluding artificially administered nutrition and hydration or other heroic measures.

I authorize my health care representative to make decisions in my best interest concerning withdrawal or withholding of health care. If at any time, based on my previously expressed preferences and the diagnosis and prognosis, my health care representative is satisfied that certain health care is not or would not be beneficial, or that such health care is or would be excessively burdensome, then my health care representative may express my will that such health care be withheld or withdrawn and may consent on my behalf that any or all, health care be discontinued or not instituted even if death may result.

My health care representative must try to discuss this decision with me. However, if I am unable to communicate, my health care representative may make such a decision for me, after consultation with my physician or physicians and other relevant health care givers. To the extent appropriate my health care representative may also discuss this decision with my family and others, to the extent they are available.

At any time I am capable of consenting to health care, I may revoke this health care appointment by notifying the representative or the health care provider orally or in writing.

In making all decisions regarding my health care, my representative shall act in my best interest and in good faith.

My representative who in good faith believes he is authorized to consent or refuse to consent to my health care is not subject to criminal prosecution or, if he exercises due care, to civil liability, on the ground that he lacked authority to consent.

                  GENERAL INSTRUCTIONS AND AUTHORITY.

        16. This instrument is to be a general durable power of attorney, and I specifically incorporate by reference, all powers set forth in Indiana Code Section 30-5-5-2 through and including Indiana Code Section 30-5-5-17, and all powers set forth in Indiana Code Section 30-5-5-19. The enumeration of specific powers is not intended to limit the general powers granted to my Attorney-in-Fact.

        17. I do not authorize my Attorney-in-Fact to delegate the authority granted herein to one or more other persons as permitted by Indiana Code Section 30-5-5-18.

        18. The authority of my Attorney-in-Fact shall commence upon execution of this Power of Attorney Agreement and such authority shall remain in full force until revoked by me in writing. This Power of Attorney shall not be affected by my incompetence, subsequent disability, incapacity or lapse of time.

                                                  Page 9 of 9 Pages

        19. In signing any checks, deeds or other written instruments by authority of this Power of Attorney, the said
Attorney-in-Fact shall execute the same by signing "Otto H. Schnakenburg by Barry A. Schnakenburg, his Attorney-in-Fact."

DATED this 19th day of December, 1994.

                                                Otto H. Schnakenburg
                                                ----------------------
                                                Otto H. Schnakenburg

WITNESS TO SIGNATURE OF OTTO H. SCHNAKENBURG

        I, the undersigned, represent that I am an adult person, over the age of twenty-one (21) years, who resides at 1505 Russell Avenue, Evansville, Indiana, 47712, and that I have this day witnessed the signature of Otto H. Schnakenburg.


                                                /s/ Charlene Bridgeman
                                                ----------------------
                                                Charlene Bridgeman

STATE OF INDIANA          )
                          ) SS:
COUNTY OF VANDERBURGH     )


        Before me, the undersigned, a Notary Public in and for said County and State, personally appeared the within named Otto H.
Schnakenburg who acknowledged the execution of the foregoing General Durable Power of Attorney to be his voluntary act and deed.

        WITNESS, my hand and Notarial Seal this 19th day of December 1994.

                                        /s/ Edwin W. Johnson N
                                        -------------------------------
                                        Edwin W. Johnson Notary Public,
                                        County of Residence: Vanderburgh

My Commission Expires:
November 21, 1996









This instrument prepared by Edwin W. Johnson (#4916-32) of the law firm of Johnson, Carroll and Griffith, P.C., Attorneys, Evansville, Indiana (#42)(110152m)